THE QUANTUM GROUP, INC.                                      [GRAPHIC OMITTED]sm
"healthcare solutions for a new generation"sm

Securities and Exchange Commission
Division of Corporate Finance
address100 F Street N.E.
placeCityWashington, StateDC PostalCode20549

July 10, 2006

In connection with the Company's responses to the SEC comment letter dated June 29, 2006, the Company acknowledges that:

     o The company is responsible for the adequacy and accuracy of the disclosures in the filings;

     o Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the placecountry-regionUnited States.

Sincerely,

/s/ Donald B. Cohen                       /s/ Noel J. Guillama
-------------------                       --------------------
Donald B. Cohen                           Noel J. Guillama
Vice President and CFO                    President and Chief Executive Officer


           3460 Fairlane Farms Road o Suite 4 o Wellington, FL 33414
                     561.798.9800 office o 561.296.3456 fax